Exhibit 1

Elbit Systems Awarded $260 Million Contract to
Supply DIRCM Self-Protection Systems for Germany's
A400M Aircraft Fleet

Haifa, Israel, July 28, 2025 – Elbit Systems Ltd (NASDAQ: ESLT) (TASE: ESLT)  (“Elbit Systems” or the “Company”) announced today that it was awarded a contract worth approximately $260 million by Airbus Defence and Space ("Airbus DS") to supply its J-MUSIC™ Directed Infrared Counter Measures (DIRCM) self-protection systems, for installation on the German Air Force A400M transport aircraft. The contract, to be executed over a 6-year period, follows a procurement decision by the Federal Office for Equipment, Information Technology and Operations of the Bundeswehr (BAAINBw).

The J-MUSIC™ DIRCM system is part of Elbit Systems’ MUSIC™ family of airborne self-protection solutions, designed to defend aircraft against infrared-guided missile threats, particularly those launched from man-portable air-defense systems (MANPADS). The integration of advanced laser technology with high-performance imaging systems, enables the system to detect, track, and disrupt incoming missile threats in real time, providing autonomous protection without requiring crew intervention. The system is characterized by its modular and scalable architecture, allowing for integration with a wide range of aircraft platforms and missile warning systems. Its compact form factor ensures minimal impact on aircraft performance and payload capacity.

Elbit Systems' DIRCM solutions have been deployed operationally on a wide range of military and commercial aircraft globally. Customers include governments, air forces and defense ministries from countries such as Israel, Germany, the Netherlands, Italy and Brazil. The system has also been selected by several leading aircraft manufacturers (OEMs) as their preferred DIRCM solution for integration into new and retrofit platforms.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: “This contract further strengthens Elbit Systems’ position as a leading global provider of DIRCM solutions. Our systems are already trusted by numerous air forces and defense organizations around the world, and we are proud to support Germany in enhancing the protection of their strategic air assets. Our successful collaboration with Airbus DS on this important program is highly valued, and we are pleased that our advanced self-protection systems will contribute to the safety and operational readiness of the German A400M fleet.”

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.

Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.

Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1.9 billion in revenues for the three months ended March 31, 2025 and an order backlog of $23.1 billion as of such date.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States, among others, including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.